UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.

Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 25th day of March, 2015.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ LYLE R. HEPBURN
Name: Lyle R. Hepburn
Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News release dated March 25, 2015 - Dominion Diamond Corporation files Technical Report for the Diavik Diamond Mine

99.2	Technical Report of Dominion Diamond Corporation dated March 25, 2015 entitled “Diavik Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report” with effect from March 18, 2015

99.3	Consent of Qualified Person signed by Calvin Yip, P.Eng.

99.4	Consent of Qualified Person signed by Kari Thompson, P.Geo.

99.5	Certificate of Calvin Yip, P.Eng. as a qualified person

99.6	Certificate of Kari Thompson, P.Geo. as a qualified person